Fiduciary Management, Inc.
is pleased to support the fine work of the
Boys & Girls Clubs of Greater Milwaukee,
and join together in honoring Ab Nicholas
for his generous contributions to our area's youth.



FIDUCIARY
MANAGEMENT, INC.
Investment Counsel

Disciplined Equity Investing for 27 Years

WWW.FMIFUNDS.COM